UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2002

Lisa K. Bork
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Act	1934
Section	
Rule	14A-8
Public Availability	3/26/2002

Re: Exxon Mobil Corporation
Incoming letter dated January 16, 2002

Dear Ms. Bork:

This is in response to your letter dated January 16, 2002 concerning the shareholder proposal submitted to ExxonMobil by Trillium Asset Management Corporation, Trinity Health, Sisters of Mercy Regional Community of Detroit, Weeden Foundation, Detroit Province of the Society of Jesus and St. Joseph Health System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Simon Billenness
Senior Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Reverend Gordon Judd, CSB
Director, Corporate Responsibility
Trinity Health
29000 Eleven Mile Road
Farmington Hills, MI 48336

Reverend Gordon Judd, CSB
Director, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
29000 Eleven Mile Road
Farmington Hills, MI 48336

Catherine Hughes
Research Assistant
Weeden Foundation
747 Third Avenue, 34th Floor
New York, NY 10017

Reverend John E. Dister, S.J.
Provincial Assistant for Social Ministries
Detroit Province of the Society of Jesus
7303 West Seven Mile Road
Detroit, MI 48221-2121

Mary Ann Gaido
Assistant Vice President
Advocacy and Government Relations
St. Joseph Health System
500 South Main Street, Suite 1000
Orange, CA 92863

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1432 Facsimile
lisa.k.bork@exxonmobil.com

Lisa K. Bork
Counsel

ExxonMobil

January 16, 2002

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN 17 PM 6:22

VIA Network Courier
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Additional Report on ANWR Drilling

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from Trillium Asset Management Corporation (the "Proponent") and five "co-filers" for inclusion in the Company's proxy material for its 2002 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation) and Rule 14a-8(i)(3) (materially false and misleading statement). We respectfully request the concurrence of the staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Shareholder Proposal

The shareholder proposal is set forth in its entirety in Exhibit 1. The resolution is as follows:

> "RESOLVED, the Shareholders request that Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. The report should also cover the financial costs of the plan and the expected return."

Background of the Arctic National Wildlife Refuge and the Coastal Plain

The Arctic National Wildlife Refuge ("ANWR") is an area of approximately 19 million acres in Alaska. The Coastal Plain (also known as Area 1002 of ANWR) is an area of approximately 1.5 million acres within ANWR in which oil and gas exploration and development are generally prohibited by federal government regulation. Before *any* exploration drilling and development may generally occur, Congress must pass an appropriate bill, and the President must sign the bill into law (unless the requisite percentage of Congressional votes is received to override a veto). Given the legislative hurdles that must be met, it is not known if the area will *ever* be opened to exploration and development, and if it is, what the scope of permissible exploration and development will be.

The Company has absolutely no property interests, or rights to acquire any property interest, or drilling rights in the Coastal Plain.

Reason for Omission: Substantial Implementation (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) allows a company to exclude a proposal if the company, "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983).

Last year, the Proponent submitted an essentially identical proposal for inclusion in ExxonMobil's 2001 Proxy Statement. The proposal was included. See Exhibit 2 (excerpt from the Company's 2001 Proxy Statement consisting of last year's proposal and the board's response).

In its response in the 2001 Proxy Statement, the board specifically addressed the concerns and requests raised by the Proponent and stated: "Provided the existing regulatory landscape remains essentially unchanged, *the board also expressly designates this response to be its report on the topic* should proponents seek an additional report in the future." (Emphasis added.) See attached Exhibit 2 for the board's entire response. The regulatory landscape has remained essentially unchanged, and thus, the board's response in last year's Proxy Statement has been expressly designated as the board's report in response to Proponent's request in its proposal.

Without reprinting the entire report here, at its core the board states that:

> "The board supports environmentally responsible development within the Coastal Plain of ANWR. More than 30 years of oil and gas industry experience on Alaska's North Slope provides strong evidence that development would pose little threat to the ecology of the Coastal Plain. That experience, along with technological advancements, means that the amount of land needed for oil field facilities would be vastly reduced, as would the potential for spills or other environmental hazards."

See last paragraph of Exhibit 2. The Proponent's request is that the "Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge." The board has done just that.

When a company can demonstrate that it has already adopted policies or acted to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See *Exxon Mobil Corporation* (January 24, 2001); *Nordstrom Inc.* (February 8, 1995); *The Gap, Inc.* (March 8, 1996).

The situation in *Exxon Mobil Corporation* (cited above), was very similar to the case here (though the proposals were different). The Staff concurred with the Company's view that it could exclude, on the grounds of substantial implementation, a proposal that requested the Company's board to review a particular pipeline project and develop criteria for the Company's involvement in the project and report the results to shareholders. The board, in response to a substantially similar proposal submitted the prior year, had addressed these issues in its board response to the proposal contained in the Company's 2000 Proxy Statement (the prior year). This response in the 2000 Proxy Statement was deemed sufficient to meet the substantial implementation test with respect to the proposal submitted for the 2001 Proxy Statement.

In the current situation, the Company has substantially implemented Proponent's request for a board report. The board reviewed the almost identical proposal submitted by the Proponent last year and specifically designated that its response in the 2001 Proxy Statement would constitute its report on the topic. The board's report addresses the topic raised by proponent in its resolution, namely the "potential environmental damage that would result from the company drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge."

While the board does not include in its report the "financial costs of the plan and the expected return," the board specifically explained in its report that any information beyond that which is provided therein would not be useful to shareholders:

> "Given the many uncertainties about the possible timing of changes, if any, in the restrictions on exploration in ANWR and the conditions that could prevail when such exploration might be undertaken, the preparation of a report beyond that offered here

would provide little useful information for shareholders and would be an inappropriate use of corporate resources."

See Exhibit 2, second paragraph of the board response. It would be impossible for the Company to provide any meaningful cost information since it is not known when, or even if, drilling will generally be allowed in the Coastal Plain - by the Company or anyone else. Further, even if drilling by the Company *is* allowed and *is* contemplated by the Company at some point in the future, a whole host of uncertainties exist that would render any attempt to quantify the "financial costs of the plan and the expected return" meaningless at best, and potentially misleading at worst. For example, the Company has no way of knowing when drilling may be allowed; when, if and to what extent the Company may take part in such drilling; what conditions and limitations may be placed on drilling (e.g., how much of the Coastal Plain would be open to development and what environmental assessments and other requirements may be mandated by the government); the extent to which the Company would drill (e.g., how many and what type of wells would be drilled); whether and to what extent other parties would share in the costs; and how much, if any, oil may be found as a result of drilling. All of these variables, and many more, would radically affect any estimate of the potential costs and expected return.

In sum, the board has substantially implemented the proposal by preparing a report addressing the relevant issues and including it in last year's Proxy Statement. The Proponent's possible disagreement with the Company's views regarding drilling in the ANWR does not entitle it to submit the resolution again. To the extent the board's report does not specifically address a portion of the proposal, the board has explained that it *cannot* provide any meaningful information relating to that portion.

Reason for Omission of Statement: False and Misleading (Rule 14a-8(i)(3))

In the event that the Staff disagrees with the Company's view that the entire proposal may be omitted for the reasons set forth above (including if the Staff takes the position that all but the second sentence of the proposal may be excluded on such grounds), the Company believes that the second sentence of the Proponent's proposal (relating to costs and expected return) may be omitted pursuant to Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials.

In the second sentence of the proposal, Proponent requests that the report include the "financial costs of *the plan* and the expected return" (emphasis added). Proponent has erroneously implied that the Company has a "plan" for drilling in the Coastal Plain of ANWR. In actuality, the Company has *no plan* to drill in the Coastal Plain. As explained above and in the board's report in Exhibit 2, the Company has no property interests, or rights to acquire any property interest, or drilling rights in the Coastal Plain. To imply that there is a "plan" on which to base any report is materially false and misleading.

Further, as described in the penultimate paragraph of the preceding section, it would be impossible for the Company to provide any meaningful cost and return information since it is not known when, or even if, drilling will generally be allowed in the Coastal Plain - by the Company or anyone else - and if it is allowed, upon what conditions. It is further not known how much, *if any*, oil may be found by the Company or anyone else in the event that drilling is allowed and undertaken. This part of the proposal is so vague and indefinite that the Company would not be able to determine with any reasonable certainty exactly what actions would be required in order to implement this part of the proposal - i.e., to provide any useful cost and return estimates. The statement is in itself misleading because it can lead shareholders to believe that a meaningful cost analysis could be done.

Conclusion

For the reasons set forth above, the Company believes that it may properly omit the proposal.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the proponent.

Sincerely,

Lisa K. Bork

LKB
Enclosures

cc - w/enc: Mr. Simon Billenness
Senior Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Co-filers:
Reverend Gordon Judd, CSB
Director, Corporate Responsibility
Trinity Health
29000 Eleven Mile Road
Farmington Hills, MI 48336

Reverend Gordon Judd, CSB
Director, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
29000 Eleven Mile Road
Farmington Hills, MI 48336

Ms. Catherine Hughes
Research Assistant
Weeden Foundation
747 Third Avenue, 34th Floor
New York, NY 10017

Reverend John E. Dister, S.J.
Provincial Assistant for Social Ministries
Detroit Province of the Society of Jesus
7303 West Seven Mile Road
Detroit, MI 48221-2121

Ms. Mary Ann Gaido
Assistant Vice President
Advocacy and Government Relations
St. Joseph Health System
500 South Main Street, Suite 1000
Orange, CA 92863

EXHIBIT 1

Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

VIA FAX AND OVERNIGHT MAIL

SHAREHOLDER RELATIONS

DEC 12 2001

NO. OF SHARES ______
COMMENT: TPT/DGH/DWD
ACTION: SMD/REH/JP/TF/LB

December 11, 2001

Mr. T. Peter Townsend
Vice President and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Townsend:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the company report on the potential environmental damage that would result from oil drilling in the Coastal Plain, 1002 Area, of the Arctic National Wildlife Refuge.

I trust that the resolution will be considered for action by the shareholders at the next annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Trillium Asset Management Corporation represents the beneficial owners of 100 shares of common stock acquired more than one year prior to this date. We will forward shortly a letter from each of our clients, Ms. Kendall Alford-Madden and Mr. Jon Marvel, specifically authorizing Trillium Asset Management Corporation to file the shareholder resolution, along with documentation verifying their ownership of the shares.

Please note that Trillium Asset Management Corporation is designated as the lead filer of this shareholder resolution. Consequently, please ensure that you include Trillium Asset Management on all correspondence regarding this shareholder resolution.

Sincerely,

Simon Billenness

Simon Billenness
Senior Analyst

Cc: Mr. Martin Stopford
Senior Issues Advisor
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

encl.

WHEREAS: the Arctic National Wildlife Refuge is the only conservation area in the nation that provides a complete range of Arctic and sub-Arctic ecosystems balanced with a wide variety of wildlife, including large populations of caribou, muskoxen, polar bears, snow geese and 180 species of other migratory birds;

the U.S. Fish and Wildlife Service considers the Arctic Refuge one of the finest examples of wilderness left on the planet;

the coastal plain of the Arctic Refuge is the only section of Alaska's entire North Slope not open for oil and gas leasing, exploration and production; and

RESOLVED, the Shareholders request that Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. The report should also cover the financial costs of the plan and the expected return.

Supporting Statement

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage." -- President Jimmy Carter (1995)

Once part of the largest intact wilderness area in the United States, the North Slope now hosts one of the world's largest industrial complexes. In fact, oil companies already have access to 95 percent of Alaska's North Slope. More than 1500 miles of roads and pipelines and thousands of acres of industrial facilities sprawl over some 400 square miles of once pristine arctic tundra. Oil operations on the North Slope annually emit roughly 43,000 tons of nitrogen oxides and 100,000 metric tons of methane, emissions that contribute to smog, acid rain, and global warming.

The coastal plain is the biological heart of the Refuge, to which the vast Porcupine River caribou herd migrates each spring to give birth. The Department of Interior has concluded that development in the coastal plain would result in major adverse impacts on the caribou population. According to biologists from the Alaska Department of Fish and Game caribou inhabiting the oil fields do not thrive as well as members of the same herd that seldom encounter oil-related facilities.

The coastal plain is also the most important onshore denning area for the entire South Beaufort Sea polar bear population, and serves as crucial habitat for muskoxen and for at least 180 bird species that gather there for breeding, nesting and migratory activities.

Balanced against these priceless resources is the small potential for economically recoverable oil in the coastal plain. In fact, the most recent federal estimate predicted that only 3.2 billion barrels would be economically recoverable in the coastal plain -- less than 6 months worth of oil for the United States.

Vote YES for this proposal, which will improve our Company's reputation as a leader in environmentally responsible energy recovery.

EXHIBIT 2

ExxonMobil

Notice of 2001 Annual Meeting and Proxy Statement

including

Financial Statements

YOUR VOTE IS IMPORTANT **PLEASE VOTE YOUR SHARES PROMPTLY**

SHAREHOLDER PROPOSAL: ADDITIONAL REPORT ON ANWR DRILLING
(Item 9 on the proxy card)

This proposal was submitted by Trillium Asset Management Corporation, 711 Atlantic Avenue, Boston, Massachusetts 02111 and three co-proponents.

"WHEREAS the Arctic National Wildlife Refuge is the only conservation area in the nation that provides a complete range of Arctic and sub-Arctic ecosystems balanced with a wide variety of wildlife, including large populations of caribou, muskoxen, polar bears, snow geese and 180 species of other migratory birds;

Interior Secretary Bruce Babbitt has likened drilling in the Refuge to damming up the Grand Canyon;

the Refuge coastal plain, is the only section of Alaska's entire North Slope not open for oil and gas leasing, exploration and production; and

RESOLVED: The Shareholders request that Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. The report should also cover the financial costs of the plan and the expected return."

Supporting Statement

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage."—President Jimmy Carter (1995)

Once part of the largest intact wilderness area in the United States, the North Slope now hosts one of the world's largest industrial complexes. In fact, oil companies already have access to 95 percent of Alaska's North Slope. More than 1500 miles of roads and pipelines and thousands of acres of industrial facilities sprawl over some 400 square miles of once pristine arctic tundra. Oil operations on the North Slope annually emit roughly 43,000 tons of oxides of nitrogen, which contribute to smog and acid rain.

The coastal plain is the biological heart of the Refuge, to which the vast Porcupine River caribou herd migrates each spring to give birth. The Department of Interior has concluded that development in the coastal plain would result in major adverse impacts on the caribou population. According to biologists from the Alaska Department of Fish and Game caribou inhabiting the oil fields do not thrive as well as members of the same herd that seldom encounter oil-related facilities.

The coastal plain is also the most important onshore denning area for the entire South Beaufort Sea polar bear population, and serves as crucial habitat for muskoxen and for at least 180 bird species that gather there for breeding, nesting and migratory activities.

Balanced against these priceless resources is the small potential for economically recoverable oil in the coastal plain. In fact, the most recent federal estimate predicted that only 3.4 billion barrels would be economically recoverable in the coastal plain—less than 6 months worth of oil for the United States.

Vote YES for this proposal, which will improve our Company's reputation as a leader in environmentally responsible energy recovery."

The board recommends you vote AGAINST this proposal for the following reasons:

The proponents are requesting a report to shareholders on potential environmental damage that would result from the company drilling for oil and gas in the Coastal Plain of the Arctic National Wildlife Refuge (ANWR) and speculating on likely costs and returns of such activities. This proposal is essentially identical to a proposal submitted for the ExxonMobil annual meeting in 2000 and more than 94% of the votes cast by shareholders were AGAINST. Little has changed in the intervening year, and the board again recommends voting against this proposal. Provided the existing regulatory landscape remains essentially unchanged, the board also expressly designates this response to be its report on the topic should proponents seek an additional report in the future.

ANWR is an area of approximately 19 million acres in Alaska. The Coastal Plain (also known as Area 1002 of ANWR) is an area of about 1.5 million acres within ANWR in which oil and gas exploration and development are generally prohibited by federal government regulation. The corporation has absolutely no property interests, or rights to acquire any property interest, or drilling rights in the Coastal Plain. Given the many uncertainties about the possible timing of changes, if any, in the restrictions on exploration in ANWR and the conditions that could prevail when such exploration might be undertaken, the preparation of a report beyond that offered here would provide little useful information for shareholders and would be an inappropriate use of corporate resources.

In the supporting statement, the proponent speculates about the possible adverse impacts of Coastal Plain development on wildlife. Alaska Governor Tony Knowles has commented that,

"... not withstanding oil and gas development on the North Slope, air quality is good, drilling wastes have been well managed, and wildlife and their habitat have been minimally impacted. Most notably, the Central Arctic Caribou Herd, which occupies the Prudhoe Bay area throughout the year, has grown steadily from a population of 6,000 in 1978, the year after North Slope oil production began, to over 22,000 by 1994." An environmental impact report issued by the U.S. Department of Interior (DOI) in 1987 on the Coastal Plain area concluded that potential impacts from exploration and drilling activities would be minor or negligible on the wildlife resources, and that production activities would affect less than one percent of the Coastal Plain area. Governor Knowles further stated,

"... the Eskimos who reside on the North Slope and who are dependent on the resources of the region are among the strongest supporters for the development of ANWR." In addition, over 70% of Alaskans polled in April of 2000 supported exploration in ANWR.

The proponent also mentions the small potential for economically recoverable oil in the Coastal Plain. The (DOI) estimates the Coastal Plain could contain between 9 to 16 billion barrels of recoverable oil. In fact, discovery of 3.4 billion barrels of recoverable oil would represent a giant oil field, development of which would significantly contribute to domestic oil production and to a reduction of U.S. dependence on foreign oil for many years.

The board supports environmentally responsible development within the Coastal Plain of ANWR. More than 30 years of oil and gas industry experience on Alaska's North Slope provides strong evidence that development would pose little threat to the ecology of the Coastal Plain. That experience, along with technological advancements, means that the amount of land needed for oil field facilities would be vastly reduced, as would the potential for spills or other environmental hazards.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 16, 2002

The proposal requests that the board prepare a report on the potential environmental damage that would result from the company drilling for oil and gas in the Coastal Plain of the Arctic National Wildlife Refuge, including the financial costs of the plan and the expected return.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Lillian K. Cummins
Attorney-Advisor